EXHIBIT 16

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

July 8, 2002

Dear Sir/Madam,

The representations made in this letter are based solely on discussions with, and representations from, the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years.  Those individuals are no longer with Arthur Andersen LLP.  We have read Item 4 included in the Form 8-K/A dated July 8, 2002 of Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

cc:  Mr. David Amy, Executive Vice President and Chief Financial Officer, Sinclair Broadcast Group, Inc.